__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 29 November 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

17 February, 2003
044/2003

NDC to be integrated into Telstra

Telstra today announced that its wholly-owned network design and construction subsidiary, Network Design and Construction Limited (NDC), would be integrated into Telstra because it was no longer commercially prudent to maintain it as an external entity.

Telstra Chief Executive Officer, Ziggy Switkowski, said that when NDC was established four years ago it was anticipated that an increasing proportion of its workload would come from outside Telstra.

"The network design and construction industry has undergone dramatic changes since that time. The outlook for the industry in which NDC operates remains soft and the overwhelming proportion of NDC's work still is derived from Telstra," Dr Switkowski said.

"The combined demand from Telstra and other customers has steadily declined for some years now, and will decrease further as capital expenditure budgets continue to be tightly managed."

Dr Switkowski said integration would deliver benefits to Telstra and its customers including:

  further improvements in customer service as processes are managed end-to-end with fewer handoffs between organisations;
  improved processes and performance as the best practices of both organisations are shared;
  higher levels of combined productivity from better allocation of resources; and
  cost savings from reduced overheads and elimination of duplicated functions.

Integration of the management structures will begin immediately and further details will be finalised as the integration progresses.

Dr Switkowski said Telstra had enjoyed substantial benefits through its ability to have parts of its capital works program contested in the open market and NDC has had a major role in developing this capability both within Telstra and the markets in which it competes.

"Our continued focus on cost reduction will see a marked increase in the proportion of capital work which we will have contested by the market going forwards and, accordingly, within these arrangements, we will retain the commercial capability and accounting structures for NDC to compete openly and fairly for these works," he said.

Dr Switkowski said he expected that integration would be concluded by July 1, 2003 and he emphasized that NDC customers would continue to receive high levels of service, both during and after integration.

He expressed thanks to all the men and women of NDC for their efforts and successes and acknowledged the leadership of Phillip Hastings for delivering outstanding quality of service and financial outcomes while managing through difficult industry changes.

Media enquiries:

Stephen Morrison
03 9634 5611 or 0417 053 501

Media releases are published on the Telstra Newsroom. The address is www.telstra.com.au/newsroom

21 February 2003
56/2003

Telstra Announces Changes To Reach

Telstra today announced significant changes to the operations of Reach Ltd, its pan Asian joint venture international voice and data carriage business based in Hong Kong.

Telstra Chief Executive Officer, Ziggy Switkowski, said conditions in the global market for international internet capacity have not improved in recent months and customer contracts coming up for renewal have seen pricing continuing to trend sharply lower.

"Contributions from good performances in Reach's international voice connectivity business are not sufficient to compensate for the sharp decline in data margins. Significant changes to Reach's business model will be required as it confronts competitors using unorthodox pricing strategies or operating from a restructured cost base after emerging from bankruptcy," he said.

"Despite the difficult competitive situation, Reach continues to be cash flow positive but no longer at levels that support Telstra's carrying value."

Dr Switkowski said Telstra had therefore decided to write down the carrying value to zero. This non-cash write down of $US546 million ($A965 million) would be reflected in Telstra's first half 2002-03 accounts to be reported next week.

Agreement was made in 2000 to form Reach by the merger of the Telstra Global Wholesale business with that of Hong Kong Telecom, owned by PCCW Limited. Reach is Asia's largest international carrier of combined voice, private line and IP Services.

Telstra recognised an accounting profit of about $US935 million ($A1,704million) at the time Reach was formed, half of which was deferred. Telstra also received cash of $US375 million ($A680 million) from Reach as part of this transaction.

Dr Switkowski said Reach remained an important business supplying voice and data transmission services along some of the world's busiest routes.

"But the well known imbalance of oversupply relative to still strong, but much lower demand, creates an environment of excess capacity in which pricing disciplines breakdown," he said.

He said Telstra's focus in its International operations would remain on ensuring that existing investments achieve appropriate rates of return before contemplating further expansion in these businesses.

Reach has been in negotiations with its syndicate banks for the refinancing of debt totalling $US1.5 billion. The syndicate banks have given Reach a waiver of its debt covenants to 28 February 2003 and discussions are continuing in relation to extending this waiver to permit an orderly refinancing of the debt.

Dr Switkowski announced the following management changes:

  Reach CEO, Mr Alistair Grieve, has announced his resignation;
  Mr Dick Simpson, President Telstra International, has resigned from Telstra and will immediately take up the role of CEO, Reach; and
  The position of President Telstra International will be replaced by the newly-created position of Managing Director, Asian Business Development. Mr Brian Pilbeam, currently Managing Director Corporate Relations, has been appointed to this new role which will be based in Hong Kong, reporting to the CEO.

Mr Simpson, who successfully led Telstra's Mobile Division before his appointment to Telstra International, will continue as Chairman of the operating Boards of Telstra's Hong Kong mobile operator CSL and TelstraClear in New Zealand for a transitional period.

Dr Switkowski said: "We thank Alistair Grieve for his leadership of Reach since the inception of this joint venture and Telstra joins with PCCW in welcoming Mr Simpson to his new role."

Media inquiries:
Michael Grealy, National Media Office
0419 217 343

Telstra Media Releases are posted on the Telstra newsroom at http://www.telstra.com.au/newsroom

Telstra Corporation Limited
Analyst Briefing

Support material

Background - History of Reach

- Part of Telstra's Asian Expansion Strategy announced in April 2000
- Formed in February 2001 through the merger of Telstra and PCCW (HK Telecom) Global Wholesale Business.
- Telstra sold its global wholesale assets into Reach and gained a profit in Reach of A$1.7b half of which was deferred and cash of A$0.7b
- Reach is Asia's largest International Carrier of Combined Voice and Data
- At its inception, Reach's position was:

• June 2000E pro forma revenues	US$1.90b	A$3.1b
• June 2000E pro forma EBITDA	US$0.50b	A$0.8b
• Net Assets	US$0.75b	A$1.3b
• Debt at commencement	US$1.50b	A$2.5b

- Acquisition of Level 3's Asian assets in December 2001

Asia's Largest Internet Backbone Network

Telstra

Slide 2

Effect on Telstra's financial statements

Year ended 30 June 2001

Telstra sold Global Wholesale assets to Reach on 1 February 2001

	$USbn	A$bn
• Profit and loss effect		
• Value of assets transferred	1.30	2.40
• Book value of assets sold	0.40	0.70
• Profit on sale before tax	0.90	1.70
• After tax profit on sale		1.75
• Profit deferred into investment		(0.88)
• Profit recognised in 30 June 2001 accounts		**0.88**

As at 30 June 2001

• Balance sheet Impact	$USbn	A$bn
• Cost of Investment	1.30	2.40
• Less Capital return	0.38	(0.70)
• Less deferred profit on sale		(0.88)
• Carrying value of Investment		
Prior to equity accounting adjustments		**0.82**
Equity Accounting adjustments		**0.03**
Carrying value at 30 June 2001		**0.85**

Half year ended 31 December 2002

Profit and (loss) effect[1]	$USbn	A$bn
Write down of carrying value of Reach	**(0.55)**	**(0.97)**

As at 31 December 2002

Balance Sheet Effect	$USbn	A$bn
• Equity accounted carrying value of Reach	0.55	0.97
• Write down of carrying value of Reach		**(0.97)**
• Carrying value after write down		-

1. Excludes any equity accounted profit for the half year to 31 December 2002

Deteriorating market conditions have resulted in write down of Reach investment by A$965 million

Telstra

Refer to Slide 10 for reconciliation of movement in carrying value of investment from 30 June 2001 to 31 December 2002

Slide 3

The Changing Business Environment

1995 - 2000

- Dot-com boom feeding buoyant telecoms sector
- New technology lowering the per unit cost of undersea cable capacity
- Rapid growth in international traffic (voice and data/IP) albeit at falling margins
- Internet/data traffic volume surpassing voice, however Data comprises only 27% of the market (US$13B to PSTN US$35B)
- Deregulation increasing the attractiveness of establishing PoPs in other countries
- Many new entrants providing capacity and carrier services at lower prices
- Increasing competition, emerging wholesale layer
- Fewer direct relationships between Telcos
- Global alliances formed as global scale operations increasingly recognised as key to economic viability

2001 - Today

- Dot-com collapses followed by US-led economic slowdown
- Growth rates for internet traffic have been slower than expected
- Worldwide excess of land-based and undersea optical fibre capacity
- Large excess of bandwidth capacity, slowing demand and players desperate for cash flow intensifies price competition
- Many major players enter Ch11 bankruptcy or in serious difficulties: WorldCom, KPN Qwest, Level 3, Tyco, FLAG, 360networks, Teleglobe, Williams, MFN
- Consolidation at wholesale layer
- Slower demand growth and widespread surplus capacity will drive uneconomic pricing for some time

Further rationalisation anticipated

Telstra

Slide 4

Price Competition has been the main lever

Internet volumes are growing... but less than expected...

Bandwidth demand Gbps
111%
2001
2002

Internet prices have fallen rapidly ...

USYeild US$/ Mbps
75%
2001
2002

IPLC volume have grown and yields have fallen...

+33%
-49%
Bandwidth (Gbps)
Yield (US$/Mbps)
2001
2002

Wholesale Voice traffic is stable but price reduced

-27%
+4%
Price $US cent per minute
Total Voice minutes (millions)
2001
2002

Price reductions were faster and volume growth was less than expected

Telstra

Slide 5

Cable Systems in Asia

CHINA-
US
KOREA
JAPAN
CHINA
RNAL
TAIWAN
HONG KONG
JUSC
APCN
APCN2
PHILIPPINES
MALAYSIA
AJC
SINGAPORE
INDONESIA

REACH

REACH Global IP Backbone Network

5.4 Gbit/s of In-Service Intra-Asia IP Network Capacity
8.1 Gbit/s of Trans-Pacific IP Network Capacity
US National 2.5 Gbit/s (OC-48) IP Network
UAE
New Delhi
Mumbai
Shanghai
Guangzhou
Beijing
HKIX
Seoul
JPNAP
NSPIXP2
JPIX
Tokyo
Kuala Lumpur
Singapore
Jakarta
Manila
Perth
Sydney
Auckland
Palo Alto
PAIX
Chicago
Equinix
AADS
NYIX
New York
Newark
Equinix
Equinix
Washington DC
Dallas
Miami
PacBell
NAP of the Americas
London
LINX
To Hong Kong
Legend:
REACH Network Router Location
XXX Public Internet Exchange (NAP)
Private Peering/Interconnection
Capacity < 45 Mbit/s (DS-3)
Capacity DS-3 to < 155 Mbit/s (OC-3)
Capacity OC-3 to < 622 Mbit/s (OC-12)
Capacity OC-12 to < 2.5 Gbit/s
Capacity > OC-48 (2.5 Gbit/s)

For more details, pls refer to the REACH Asia-Pacific IP Backbone map

Telstra

Slide 8

Effect on Telstra's financial statements

Profit and Loss Impact of Sale of Global Wholesale Business to Reach in June 2001

	$USm	$Am
Sale Proceeds Recorded		
Revenue recorded	1,300	2,372
Less:		
Book cost of assets sold	(365)	(668)
Profit on sale	**935**	**1,704**
Add Income tax benefit		46
Profit after tax		**1,750**
Deferral of 50% gain after tax		(875)
Profit impact of gain		875

Balance Sheet

Carrying Value of Investment in Reach

	A$m	$Am
Initial cost of investment in Reach	2,372	
Less Capital return ($US375m)	(668)	
Add capitalised acquisition costs	35	1,727
Offset 50% deferred profit		(875)
Share of reserves (foreign currency)		(46)
Equity accounted result at 30 June 2001		48
Carrying value at 30 June 2001		**854**
Add equity accounted profit 30 June 2002		53
Share of reserves (foreign currency)		38
Carrying value at 30 June 2002		**945**
Add equity accounted profit 31 December 2002		19
Share of reserves (foreign currency)		1
Carrying value at 31 December 2002		**965**

Telstra

Slide 9

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 24 February 2003